Contact

www.linkedin.com/in/ryfraz (LinkedIn)
www.linkedin.com/redir/suspicious-page (Company)
arrivedhomes.com/ (Company)

Top Skills

Start-ups
Entrepreneurship
SaaS

Languages

Japanese

Certifications

Series 65

Ryan Frazier

Co-Founder / CEO @ Arrived
Seattle, Washington, United States

Experience

Arrived

Co-Founder / CEO
March 2019 - Present (7 years 2 months)

Sprout Social, Inc.

GM - Seattle
December 2017 - February 2019 (1 year 3 months)
Greater Seattle Area

Simply Measured, A Sprout Social Company

3 years 4 months

GM
December 2017 - January 2019 (1 year 2 months)
Greater Seattle Area

acquired by Sprout Social, December 2017.

VP of Sales
April 2017 - December 2017 (9 months)
Greater Seattle Area

Senior Director, Sales
November 2016 - April 2017 (6 months)
Seattle, WA

Director, Consumer Insights Strategy
October 2015 - November 2016 (1 year 2 months)
Seattle, WA

DataRank, Inc.

Co-Founder / CEO
August 2011 - January 2019 (7 years 6 months)

acquired by Simply Measured, October 2015.

Gravity Ventures

Fellowship

January 2011 - January 2012 (1 year 1 month)

Sigma Supply, Inc.

2 years 4 months

Director of Marketing & Sales

June 2010 - August 2011 (1 year 3 months)

Marketing Manager

May 2009 - May 2010 (1 year 1 month)

Education

Y Combinator

· (2013 - 2013)

University of Arkansas

International Business & Marketing, Economics, Japanese · (2006 - 2010)